December 7, 2005


By facsimile to (212) 608-9169 and U.S. Mail


Mr. Wilson Cheng
Chairman, Chief Executive Officer, President, and Treasurer
Bestway Coach Express Inc.
2 Mott Street, 7th Floor
New York, NY 10013

Re:	Bestway Coach Express Inc.
	Registration Statement on Form 10-SB
	Filed July 15, 2005
	File Nos. 0-51437

Dear Mr. Wilson:

	We are writing to remind you that we have not received a response to our August 8, 2005 comment letter on the registration statement on Form 10-SB of Bestway Coach Express Inc. or Bestway Coach. Please advise us within 15 days from the date of this letter when we may expect the response.

	We are writing also to remind you that the registration statement became effective by lapse of time 60 days after the date on which it was filed and to address Bestway Coach`s reporting responsibilities. For ease of discussion, we will refer to the date on which the registration statement became effective as the "Effective Date."

	Bestway Coach became subject to the reporting requirements of section 13(a) of the Securities Exchange Act of 1934 on the Effective
Date. These reporting requirements obligate Bestway Coach to file reports on Form 10-KSB for all annual fiscal periods ending after the
Effective Date and on Form 10-QSB for all quarterly fiscal periods ending after the Effective Date. Additionally, Bestway Coach is obligated to file current reports on Form 8-K when required by that form.

	It appears that Bestway Coach is not in compliance with its reporting requirements under section 13(a) of the Securities Exchange
Act of 1934. If Bestway Coach is in compliance with its reporting requirements, please contact us within 15 days from the date of this letter so that we can discuss why our records do not indicate that compliance. Alternatively, if Bestway Coach is not in compliance with its reporting requirements, Bestway Coach should file all required reports within 15 days from the date of this letter.

	If Bestway Coach is eligible to terminate its registration, Bestway Coach may do so by filing a Form 15 with the Commission. While the filing of a Form 15 may cease Bestway Coach`s ongoing requirement to file periodic and current reports, it would not remove
Bestway Coach`s responsibility to file all reports required under section 13(a) of the Securities Exchange Act of 1934 that were due on or before the date on which Bestway Coach filed a Form 15.

      You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 and Nathan N. Cheney, Assistant Chief Accountant, at (202) 551-3760. You may direct questions on this letter, other comments, and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
					    Assistant Director



Mr. Wilson Cheng
December 7, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE